Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2017 First Quarter Sales and Ekati Production Results

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 25, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine first fiscal quarter 2017 (February through April) sales and Ekati Diamond Mine production results. Unless otherwise specified, all financial information is presented in U.S. dollars.

Highlights

  Sales:
    First quarter diamond sales were $178.3 million ($187.7 million in Q1 2016).
  Ekati Production:
    During Q1 fiscal 2017, the Ekati Diamond Mine recovered 1.1 million carats from 1.0 million tonnes of ore processed (Q1 2016 – 0.8 million carats recovered from 0.9 million tonnes processed).
    During the quarter, tonnage processed was 6% ahead of plan although recovered grade was below modelled grade for Misery and Pigeon ore due to dilution of initial material processed.
    Subsequent to quarter end, Misery Main commercial production was declared, ahead of plan.

Sales
Ekati and Diavik Rough Diamond Sales
The Company recorded total first quarter sales of $178.3 million ($187.7 million in Q1 fiscal 2016). Two rough diamond sales were held during the quarter. After lowering prices by 5% in the Company’s January sale, in line with the market, prices quickly recovered and ended the first quarter on average approximately 8% higher than they started the fiscal year. The Company plans to hold three rough diamond sales in the second fiscal quarter of 2017.

Q1 FY 2017 Summary Sales in millions of US dollars	Three months ended Apr 30, 2016	Three months ended Apr 30, 2015
Ekati Rough (100% basis)	$105.1	$127.4
Diavik Rough (40% basis)	$ 73.1	$60.3
Total Sales	$ 178.3	$187.7
Carats Sold (000s)
Ekati Rough (100% basis)	1,545	710
Diavik Rough (40% basis)	1,055	544
Total Carats Sold	2,600	1,254

The Diamond Market
Market conditions in the rough diamond market during the first quarter improved significantly as inventories were replenished by manufacturers in response to a positive retail season at the end of 2015. Consequently the downward pressures on prices faced last year were reversed which bodes well for more stable market conditions in fiscal 2017. The U.S. jewelry market was at the forefront of demand growth during the period and, despite the impact of uncertain economic growth on sentiment, sales in mainland China remained reasonably steady, conversely the Hong Kong and Macau markets faced considerable headwinds. Other major retail markets were mixed with some more resilient in local currency terms but adversely impacted by the strong U.S. Dollar.

Ekati Production

  The first quarter continued the positive momentum from the fourth quarter performing better than expected on tonnage which resulted from strong performance from both underground and open pit operations.
  Carat production in the first quarter was 34% higher versus Q1 2016. During the period, the Ekati Diamond Mine recovered 1.1 million carats from 1.0 million tonnes of ore processed (0.8 million carats from 0.9 million tonnes in Q1 2016).
  Ore mined from the Pigeon and Misery Main pipes totaled 1.0 million tonnes.
  Approximately 0.7 million tonnes of Pigeon ore remained in stockpiles at the end of the first quarter and is expected to be processed throughout the rest of fiscal 2017, permitting greater flexibility in ore blend.
  During the quarter the Company continued to process significant amounts of low value Misery Satellites material.
  Commercial production for Misery Main was declared in May ahead of plan. This initial Misery Main ore will be lower grade as a result of dilution from the mining of preceding benches.
Ekati Diamond Mine Production (100% basis) For the three months ended Apr 30, 2016				For the three months ended Apr 30, 2015
Pipe	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)
Misery Main	75	204	2.72	-	-	-
Pigeon	248	109	0.44	-	-	-
Fox	-	-	-	1	0.2	0.25
Koala	314	197	0.63	228	222	0.97
Koala North	-	-	-	53	30	0.57
Misery Satellites	335	566	1.69	243	340	1.40
Coarse Ore Rejects(“COR”)	-	-	-	327	212	0.65
Total	972	1,076	1.11	851	804	0.94

(1) As different ore sources are blended during processing, carats and grade per pipe are estimated using the block models for the ore processed from each pipe, adjusted for the overall reconciliation of total carats recovered against the model. The total carats produced include all incremental production arising as a result of the changes made to the Ekati process plant to improve diamond liberation.

Diavik Production
The Diavik Diamond Mine production results for the first calendar quarter of 2016 were released on April 18, 2016. Diavik reports to the calendar year ending December 31, and Ekati reports to the fiscal year ending January 31. The Company does not report Diavik fiscal production results.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s first quarter sales results disclosed in this news release are preliminary and reflect expectations as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s interim financial statements. The Company will provide additional financial information and related discussion and analysis about its first quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Company’s mining properties; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca